Exhibit (h)(4)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement is hereby made as of the 4th day of August, 2017, between MainStay VP Funds Trust (the “Trust”), on behalf of each of its series of the Trust (each a “Portfolio” and collectively, “Portfolios”) and New York Life Investment Management LLC (the “Manager”) (the “Agreement”).

WHEREAS, the Manager has been appointed the manager of each of the Portfolios pursuant to an Amended and Restated Management Agreement between the Trust, on behalf of the Portfolios, and the Manager; and

WHEREAS, the Trust and the Manager desire to enter into the arrangements described herein relating to certain expenses of the Portfolios;

NOW, THEREFORE, the Trust and the Manager hereby agree as follows:

1.	The Manager hereby agrees to waive fees and/or reimburse Portfolio expenses, excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses, to the extent necessary to maintain Total Annual Operating Expenses specified for the class of shares of each Portfolio listed on Schedule A for the period commencing May 1, 2017 through May 1, 2018, except as provided below.

2.	The waivers and/or reimbursements described in Section 1 above are not subject to recoupment by the Manager.

3.	The Manager understand and intends that the Portfolios will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund’s expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Portfolios to do so.

4.	This agreement shall renew automatically for one-year terms unless the Manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MAINSTAY VP FUNDS TRUST

By: /s/ Jack R. Benintende

Name:     Jack R. Benintende

Title:       Treasurer and Principal Financial

Accounting Officer

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:/s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title:   President

Schedule A

PORTFOLIO	Total Annual Operating Expense Limit (as a percent of average daily net asset)
MainStay VP Absolute Return Multi-Strategy Portfolio	Initial: 1.46% Service: 1.71%
MainStay VP Indexed Bond Portfolio	Initial: 0.375% Service: 0.625%
MainStay VP Mid Cap Core Portfolio	Initial: 0.86% Service: The Manager will apply an equivalent waiver or reimbursement, in an equal number of basis points waived for Initial Class Shares.
MainStay VP S&P 500 Index Portfolio	Effective August 4, 2017: Initial 0.16% Service: The Manager will apply an equivalent waiver or reimbursement, in an equal number of basis points waived for Initial Class Shares.
MainStay VP Small Cap Core Portfolio	Initial: 1.00% Service: 1.25% Terminates after two-year period following date of VP Substitution (on or about August 26, 2018)
MainStay VP T. Rowe Price Equity Income Portfolio	Initial: 0.85% Service: 1.10%